UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66770 /April 9, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14734

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
CHINA AGRO-TECHNOLOGY	:	REVOKING REGISTRATION BY
HOLDINGS LTD.	:	DEFAULT
	:	

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The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934, on February 2, 2012. The Commission suspended trading in the securities of China Agro-Technology Holdings Ltd. (China Agro-Technology) from February 2, 2012, through February 15, 2012. According to the OIP, China Agro-Technology is a Belize corporation located in Singapore.

The Office of the Secretary sent the OIP to China Agro-Technology at 229 Mountbatten Road, #02-36, Mountbatten Square, Singapore 389007, by international mail on February 3, 2012. In a Declaration filed on March 12, 2012, the Division of Enforcement (Division) attached the USPS tracking information that shows the OIP was served on February 21, 2012. See 17 C.F.R. § 201.141(a)(2)(iv). China Agro-Technology was required to file an Answer to the OIP within ten days of service. OIP at 2; 17 C.F.R. § 201.220(b).

On March 13, 2012, the Division transmitted to this Office an e-mail summarizing its contacts with a Richard W. Jackson (Jackson) and materials that Jackson sent to the Division, which this Office forwarded to the Office of the Secretary. A March 3, 2012, letter that Jackson sent to the Division lists him as China Agro-Technology's sole director, at 1879 W. South Slope Road, Emmett, Idaho 83617. These materials do not constitute an Answer.

China Agro-Technology is in default because it has not filed an Answer and did not participate in the prehearing conference on April 2, 2012. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. 17 C.F.R. § 201.155(a).

Findings of Fact

China Agro-Technology, Central Index Key No. 1064407, is a Belize corporation located in Singapore with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. China Agro-Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F on August 14, 2008, for the period ended December 31, 2007. As of November 17, 2011, the common stock of China Agro-Technology was quoted on OTC Link operated by OTC Markets Group Inc., formerly known as the "Pink Sheets," had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

China Agro-Technology is delinquent in its periodic filings with the Commission, having repeatedly failed to meet its obligations to file timely periodic reports, and failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations.

Conclusions of Law

Section 13(a) of the Exchange Act and the Exchange Act rules require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). By failing to file periodic reports, China Agro-Technology has violated Exchange Act Section 13(a) and Exchange Rules 13a-1 and 13a-13, which, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports.

Section 12(j) of the Exchange Act authorizes the Commission when it is necessary or appropriate for the protection of investors to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of Respondent's registered securities is both necessary and appropriate for the protection of investors. See SEC v. Beisinger Industries Corp., 552 F.2d 15, 18 (1977).

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Agro-Technology Holdings Ltd. is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge